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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                               -------------------

                                   SCHEDULE TO
                             TENDER OFFER STATEMENT
    Under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                                (Amendment No. 2)

                               800-JR CIGAR, Inc.
                            -------------------------
                            (NAME OF SUBJECT COMPANY)

                              JRC Acquisition Corp.
                                   L&LR, Inc.
                                Lewis I. Rothman
                               LaVonda M. Rothman
                            (NAMES OF FILING PERSONS)

                     Common Stock, par value $0.01 per share
                           (TITLE CLASS OF SECURITIES)

                                    282491109
                      -------------------------------------
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                         Samuel B. Fortenbaugh III, Esq.
                           Morgan, Lewis & Bockius LLP
                                 101 Park Avenue
                            New York, New York 10178
                             Telephone: 212-309-6000
                             Facsimile: 212-309-6273
                 (NAME, ADDRESS AND TELEPHONE NUMBERS OF PERSONS
 AUTHORIZED TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF FILING PERSONS)

                           CALCULATION OF FILING FEE*
Transaction Valuation $45,772,467                 Amount of Filing Fee $9,154.50

* Estimated for purposes of calculating the amount of the filing fee only. This amount assumes the purchase of 3,520,959 shares of common stock, $0.01 par value (the "Common Stock"), of 800-JR CIGAR, Inc. at a price of $13.00 per share of Common Stock in cash. Such number of shares of Common Stock represents the number of outstanding shares of Common Stock not owned by Lewis I. Rothman, LaVonda M. Rothman and the Lewis Irving Rothman 1998 Trust #1 u/a/d November 10, 1998 as of August 29, 2000, including 434,500 shares of Common Stock issuable upon the exercise of stock options. The amount of the filing fee calculated in accordance with Rule 0-11 of the Securities Exchange Act of 1934, as amended, equals 1/50th of one percent of the value of the transaction.


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/x/ Check the box if any part of the fee is offset as provided by Rule
0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or if the Form or Schedule and the date of its filing.

Amount Previously Paid: $8,025.00
Filing Party: JRC Acquisition Corp., L&LR, Inc., Lewis I. Rothman and LaVonda
  M. Rothman
Form or Registration No.: Tender Offer Statement on Schedule TO; File No.
  5-59143
Date Filed: August 29, 2000

/ / Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

/x/ third-party tender offer subject to Rule 14d-1.
/ / issuer tender offer subject to Rule 13e-4.
/x/ going-private transaction subject to Rule 13e-3.
/ / amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: / /

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      This Amendment No. 2 to Tender Offer Statement on Schedule TO amends and supplements the Tender Offer Statement on Schedule TO originally filed on August 29, 2000 and first amended on September 1, 2000 (the "Schedule TO") by JRC Acquisition Corp., a Delaware corporation (the "Purchaser") and wholly-owned subsidiary of L&LR, Inc. (the "Parent"), the Parent, Lewis I. Rothman and LaVonda M. Rothman (collectively, the "Rothmans"), relating to the tender offer by the Purchaser to purchase all of the outstanding shares of common stock, par value $0.01 per share ("Common Stock"), of 800-JR CIGAR, Inc., a Delaware corporation (the "Company"), not already owned by the Rothmans and the Lewis Irving Rothman 1998 Trust #1, at $13.00 per share, net to the sellers in cash, without interest, upon the terms and subject to the terms and conditions set forth in the Offer to Purchase, dated August 29, 2000 (the "Offer to Purchase") and in the related Letter of Transmittal (which, together with the Offer to Purchase, as each may be amended or supplemented from time to time, collectively constitute the "Offer").



ITEM 11.  ADDITIONAL INFORMATION.

      THE FIRST PARAGRAPH OF "SPECIAL FACTORS, SECTION 6--PURPOSE AND STRUCTURE OF THE OFFER AND THE MERGER" OF THE OFFER TO PURCHASE IS HEREBY DELETED IN ITS ENTIRETY AND REPLACED WITH THE FOLLOWING:

      The purpose of the Offer, the Merger and the Merger Agreement is to provide the public stockholders a fair price for their Shares and to enable the Parent Stockholders to acquire control of, and the entire equity interest in, the Company. Over the last few years, a variety of alternatives have been considered by the Rothmans and other members of the Company's management to increase stockholder value, while at the same time enhancing the operations, results and business prospects of the Company. After consideration of various alternatives, the limited public float of Shares and various other financial and economic factors, the Parent Stockholders and the Company concluded that it is unlikely that any meaningful improvement in the value of the Shares or liquidity of the Company will occur in the foreseeable future.

      The determination to proceed with the Offer and the Merger at this time would afford the Company's stockholders an opportunity to dispose of their shares at a premium over market prices. The Parent Stockholders do not believe that the $17.00 price per Share paid in the initial public offering of the shares in June 1997 is particularly relevant to a stockholder's decision as to whether or not to tender its Shares. Rather the Parent Stockholders believe that the Offer creates value for the unaffiliated stockholders of the Company, in light of various factors that have affected the Company and the entire tobacco industry since the first quarter of 1998, including the general pattern of decline in the trading price of the Shares, mounting regulatory, legislative and public opinion pressures on the entire tobacco industry, sharply reduced demand for certain cigar products and a general increase in tobacco taxes.

      The Parent Stockholders believe that causing the Company to be privately held will reduce management's commitment of resources with respect to procedural and compliance requirements of a public company and will reduce costs associated with the Company's obligations and reporting requirements under the securities laws. Company management does not believe that the debt incurred by the Company in connection with the Offer would unduly restrict its operations or strategic alternatives. The decision to proceed with the Offer and the Merger was made, in part, due to the belief of the Parent Stockholders that the deteriorating public attitude

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toward tobacco products, including cigars, as a consequence of this confluence of factors did, and would continue to, place the Company's management under pressure to focus on short-term operating results, quarterly reporting, meeting analysts' estimates and addressing investors' perceptions of the Company's business and prospects, rather than allowing the Company's management to apply their energies to longer term strategies.

      THE FOLLOWING SENTENCE IS HEREBY INSERTED IN THE SUMMARY TERM SHEET ON PAGE V OF THE OFFER TO PURCHASE IMMEDIATELY FOLLOWING THE DISCUSSION OF THE POSITION OF THE COMPANY'S BOARD OF DIRECTORS WITH RESPECT TO THE TENDER OFFER AND THE MERGER:

Pursuant to the terms of the Merger Agreement, 800-JR CIGAR and its officers, directors and representatives may not solicit, or participate in, negotiations or discussions with any third parties with respect to a sale of more than 35% of the outstanding shares of common stock of 800-JR CIGAR, unless the Special Committee is required to do so in order to properly discharge its fiduciary duties.


      THE THIRD PARAGRAPH IN "SPECIAL FACTORS, SECTION 1--BACKGROUND OF THE OFFER AND THE MERGER" IS HEREBY DELETED IN ITS ENTIRETY AND REPLACED WITH THE
FOLLOWING:



      On April 7, 2000, representatives of the Company met with its financial advisor, First Union Securities, Inc. ("FIRST UNION"), to discuss the following three strategic alternatives to maximize stockholder value: (i) a continuation of the Company's stock repurchase program, (ii) a potential sale of the Company and (iii) a going private transaction. First Union and the Company determined that although a continuation of the stock repurchase program would provide limited liquidity to stockholders, it would not be a preferred course of action because it would not provide stockholders with a premium stock price for their Shares and its benefits would be restricted to a limited number of stockholders. In addition, continuation of the stock repurchase program would be hindered by the light trading volume in the Shares on the Nasdaq National Market.



         With respect to a potential sale of the Company, the Company authorized First Union to conduct a solicitation of third party interest to determine the interest of potential buyers. First Union and the Company determined that there were only a few logical strategic companies in the world that had both the desire to own a tobacco-related company and the ability to finance an acquisition of the Company. First Union and the Rothmans, through existing relationships with the senior executives at each company, made inquiries of each company about a potential acquisition of the Company. Each of these potential acquirors was familiar with the Company through longstanding business relationships. These inquiries resulted in a series of meetings and telephone conversations between senior representatives of the potential acquirors and representatives of the Company regarding a sale of the Company. Each of the potential acquirors subsequently terminated these discussions. Based on the results of these conversations and the lack of additional parties with the interest in and the ability to acquire the Company, First Union concluded that no strategic buyers would be interested
in acquiring the Company.   First Union further concluded that no financial
buyers would be interested in acquiring the Company because of (i) investor disfavor of the tobacco industry, (ii) the Company's limited growth prospects, (iii) the inability to leverage the Company's operations and (iv) the difficult business environment for tobacco product. The Company and First Union believe that the difficult business environment for tobacco product is part of a potentially long lasting pattern caused by (i) increasing legal and regulatory action against tobacco companies, (ii) health concerns associated with tobacco use, (iii) decreasing consumption of tobacco products in general and (iv) the perception that the cigar trend has lost favor.



         In light of the foregoing, First Union and the Company do not believe that any alternative transactions are avaliable to the Company at the present time. First Union and the Company believe that their view is supported by the fact that since the public announcement of the Offer, no prospective purchasers have contacted First Union or the Company regarding an acquisition.



         THE FOLLOWING SENTENCE IS HEREBY ADDED IMMEDIATELY FOLLOWING THE THIRD SENTENCE OF THE FIFTH PARAGRAPH OF "SPECIAL FACTORS, SECTION 1 - - BACKGROUND OF THE OFFER AND THE MERGER":


These transactions include (i) the sale of Havatampa, Inc. to Tabacalera International SA in December 1997, (ii) Swisher International Group Inc.'s going private transaction in June 1999, (iii) the sale of Consolidated Cigar Holdings, Inc. to Seita (Fr.) in December 1998 and (iv) the sale of majority ownership of General Cigar Holdings, Inc. to Swedish Match in January 2000.


      THE SECOND SENTENCE OF THE SEVENTH PARAGRAPH ON PAGE 5 OF THE OFFER TO PURCHASE IS HEREBY DELETED IN ITS ENTIRETY AND REPLACED WITH THE FOLLOWING:


Merrill Lynch discussed with the Special Committee its discussions with First Union and its financial analyses and based on those discussions, the Special Committee concluded that a price of approximately $13.00 per Share represented the highest obtainable price for the Company. After full discussion with its advisors, the Special Committee authorized Merrill Lynch to make a counteroffer of $14.00 per Share in an attempt to obtain a counteroffer from the Purchaser representing a higher price for the Company.


      THE FOLLOWING SENTENCE IS HEREBY ADDED AT THE END OF THE FOURTH BULLET POINT UNDER THE HEADING "SPECIAL FACTORS, SECTION 2--RECOMMENDATION OF THE BOARD OF DIRECTORS AND THE SPECIAL COMMITTEE OF THE COMPANY":

In addition, the premium that the purchase price represents to the average price of the Shares over the 30 trading days prior to August 25, 2000 was relevant to the Special Committee because the Special Committee and its advisors believed that the 30-day average was a sufficient period of time to remove the effect of any unusual trading activity and, consequently, accurately represented the fair market value of the Shares.


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      THE SEVENTH AND NINTH BULLET POINTS UNDER THE HEADING "SPECIAL FACTORS,
SECTION 2--RECOMMENDATION OF THE BOARD OF DIRECTORS AND THE SPECIAL COMMITTEE OF THE COMPANY" ARE HEREBY DELETED IN THEIR ENTIRETY AND REPLACED WITH THE
FOLLOWING:

      o Ownership by the Parent Stockholders and the Other Rothman Trusts of approximately 78% of the currently outstanding common stock of the Company substantially decreases the availability of strategic alternatives available to the Company's public stockholders absent a decision by the Rothmans to sell their controlling stake in the Company.


      o Trends in the cigar industry, including the fact that the decline in premium cigar demand coupled with the proliferation of lower margin products have caused earnings growth to decline and, consequently, have caused, and may continue to cause, the market price of the Company's common stock to decline.

      THE FOLLOWING SENTENCE IS HEREBY ADDED TO THE END OF THE SECOND TO LAST PARAGRAPH OF "SPECIAL FACTORS, SECTION 2--RECOMMENDATION OF THE BOARD OF DIRECTORS AND THE SPECIAL COMMITTEE OF THE COMPANY":


In addition, neither the Board of Directors nor the Special Committee believed that an appraisal of the liquidation value of the Company would be relevant to determining the fair value of the Company because, due to the nature of the Company's business, such a valuation would be well below the Company's going-concern value, which was considered by Merrill Lynch as part of its financial analysis, and well below the purchase price.



         THE FOLLOWING DISCLOSURE IS HEREBY ADDED TO THE END OF THE THIRD BULLET POINT OF "SPECIAL FACTORS, SECTION 2 - RECOMMENDATION OF THE BOARD OF DIRECTORS AND THE SPECIAL COMMITTEE OF THE COMPANY" ON PAGE 7 OF THE OFFER TO PURCHASE:



, all of which the Special Committee believed, based on its knowledge of the operations of the Company as well as the presentations of Merrill Lynch, supported its view that the Share price would not appreciate in the foreseable future to $13.00 per Share or more in the absence of the Offer.


      THE FINAL PARAGRAPH OF "SPECIAL FACTORS, SECTION 2--RECOMMENDATION Of THE BOARD OF DIRECTORS AND THE SPECIAL COMMITTEE OF THE COMPANY" ON PAGE 10 OF THE OFFER TO PURCHASE IS HEREBY DELETED IN ITS ENTIRETY AND REPLACED WITH THE
FOLLOWING:

The foregoing discussion of the information and factors considered by the Special Committee and the Board of Directors as a whole is not meant to be exhaustive, but includes the material factors considered by them in reaching their conclusions and recommendations. In view of the variety of factors considered in their reaching a determination, the Board of Directors, including the members of the Special Committee, did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching their conclusions and recommendations. The Board of Directors and the Special Committee did not form an opinion as to whether any individual factor, positive or negative, considered in isolation supported or failed to support their conclusions and recommendations. In addition, each member of the Board of Directors, including each member of the Special Committee, may have given different weights to different factors. The Board of Directors and the Special Committee viewed their positions and recommendations as being based upon the totality of the information presented to and considered by them.


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       THE FOLLOWING SENTENCE IS HEREBY ADDED TO THE BEGINNING OF THE LAST
PARAGRAPH UNDER THE SUBHEADING SELECTED COMPARABLE PUBLICLY TRADED COMPANIES ANALYSIS IN THE SECTION ENTITLED "SPECIAL FACTORS, SECTION 3 - FAIRNESS OPINION OF MERRILL LYNCH":

       The Companies in the Selected Comparable Transaction Analysis were selected by Merrill Lynch because they derive their revenue from the same source as, and in the same manner as, the Company.


       THE SECOND AND THIRD SENTENCES OF THE SECOND PARAGRAPH UNDER THE SUBHEADING SELECTED COMPARABLE PUBLICLY TRADING COMPANIES ANALYSIS IN THE SECTION ENTITLED "SPECIAL FACTORS, SECTION 3--FAIRNESS OPINION OF MERRILL LYNCH" ARE HEREBY DELETED IN THEIR ENTIRETY AND REPLACED WITH THE FOLLOWING:



This analysis resulted in the following relevant ranges for the Specialty Retail Comparable Companies as of August 25, 2000: a range of stock price as a multiple of estimated 2001 EPS of 5.7x to 9.3x with a mean of 8.0x (as compared to the Offer at 11.5x, Holt Cigar Holdings, Inc. was excluded from the analysis because no 2001 EPS estimate was available) and a range of enterprise value as a multiple of the latest twelve months ("LTM") earnings before interest, taxes, depreciation and amortization (otherwise known as "EBITDA") of 3.2x to 6.1x with a mean of 5.0x (as compared to the Offer at 6.5x). This analysis resulted in the following relevant ranges for the Direct Mail Retail Comparable Companies as of August 25, 2000: a range of stock price as a multiple of 2001 EPS of 6.8x to 15.6x with a mean of 12.3x (as compared to the Offer at 11.5x, Blair Corporation was excluded from the analysis because no 2001 EPS estimate was available) and a range of enterprise value as a multiple of LTM EBITDA analysis of 4.0x to 9.6x with a mean of 6.5x (as compared to the Offer at 6.5x, J. Jill Group, Inc. was excluded from the analysis because J. Jill Group, Inc. experienced an unusual rise in costs in the latest twelve month period which was not in line with the previous years and caused the enterprise value as a multiple of LTM EBITDA to be an outlier).



      THE FIRST SENTENCE OF "SPECIAL FACTORS, SECTION 4--POSITION OF THE PARENT STOCKHOLDERS REGARDING FAIRNESS OF THE OFFER AND THE MERGER" IS HEREBY DELETED IN ITS ENTIRETY AND REPLACED WITH THE FOLLOWING:


      The Parent Stockholders have considered the analyses and findings of the Special Committee and the Board of Directors and believe that the consideration to be received by the stockholders of the Company (other than the Parent, the Purchaser, the Parent Stockholders and the Other Rothman Trusts) pursuant to the Offer and the Merger is fair.


      THE SECOND TO THE LAST PARAGRAPH OF "THE OFFER, SECTION
2--ACCEPTABLE FOR PAYMENT" IS HEREBY DELETED IN ITS ENTIRETY AND REPLACED WITH THE FOLLOWING:



      If the Purchaser is delayed in its acceptance for payment of, or payment for, Shares or is unable to accept for payment, or pay for, Shares pursuant to the Offer for any reason, then, without prejudice to the Purchaser's rights under the Offer (including such rights as are set forth in Sections 1 and 14) (but subject to compliance with Rule 14e-1(c) under the Exchange Act, which obligates the Company to promptly pay for or return tendered Shares following the expiration of the Offer), the Depository may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to exercise, and duly exercise, withdrawal rights as described in
Section 4.


      THE SECOND SENTENCE OF "THE OFFER, SECTION 12--CONDITIONS TO THE OFFER" IS HEREBY DELETED IN ITS ENTIRETY AND REPLACED WITH THE FOLLOWING:

      In addition, the Offer is conditioned upon the following conditions being satisfied or waived by 12:00 Midnight (New York City time) on the Expiration
Date:



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                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: September 15, 2000


                                          /s/ Lewis I. Rothman
                                          -------------------------
                                          Name: Lewis I. Rothman

                                          /s/ LaVonda M. Rothman
                                          -------------------------
                                          Name: LaVonda M. Rothman


                                          L&LR, Inc.

                                          By: /s/ Lewis I. Rothman
                                             -------------------------
                                             Name:  Lewis I. Rothman
                                             Title: President


                                          JRC Acquisition Corp.

                                          By: /s/ Lewis I. Rothman
                                             -------------------------
                                             Name:  Lewis I. Rothman
                                             Title: President

      After due inquiry and to the best of my knowledge and belief, I certify that the information required by Schedule 13E-3 with respect to the subject company that is set forth in this statement is true, complete and correct.


Date:  September 15, 2000

                                          800-JR CIGAR, Inc.

                                          By: /s/ Lewis I. Rothman
                                             -------------------------
                                             Name:  Lewis I. Rothman
                                             Title: Chief Executive Officer

                                          Lewis Irving Rothman 1998 Trust #1
                                          u/a/d November 10, 1998


                                          By: /s/ Samuel Bornstein
                                             -------------------------
                                             Name:  Samuel Bornstein
                                             Title: Trustee


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